7.00am BST

22 October 2020

TRADING UPDATE – October 2020

RELX, the global provider of information-based analytics and decision tools, comments on trading in the first nine months of 2020 and the outlook for the full year.

Highlights

➢Our three largest business areas, STM, Risk and Legal, which together accounted for 84% of revenue and 87% of adjusted operating profit in 2019, have continued to see a gradual improvement in underlying revenue growth rates since the end of the first half.

➢Exhibitions, which accounted for 16% of revenue and 13% of adjusted operating profit in 2019, has seen a reopening of event activity in a limited number of countries.

➢Our operating cash conversion remains strong, and in the first nine months we acquired ten assets for a total consideration of £821m.

Full year outlook

➢The full year outlook for our three largest business areas, STM, Risk and Legal, remains unchanged, and we now have greater visibility on the impact of COVID-19 on Exhibitions in 2020.

Scientific, Technical & Medical

•	Underlying revenue growth YTD +2%.
•

Electronic revenues, which represent around 85% of the divisional total, continued to grow well, driven by expansion of analytical products supporting research, evaluation of science, medical education and clinical decision making.

•

In primary research we have continued to see strong growth in the number of article submissions for both our subscription and open access journals, and growth in author-pays open access revenue remains very strong.

•

Print book revenues, which represent just under 10% of the divisional total, have seen their rate of decline moderate, but remain higher than historical averages for the year to date as we enter the important fourth quarter.

•	Full year outlook: We expect another year of modest underlying revenue growth.

Risk & Business Analytics

•	Underlying revenue growth YTD +3%.
•	Transactional revenues, which represent around 60% of the divisional total, have continued to see improved growth rates in both Insurance and Business Services since the end of the first half.
•

Subscription revenues, which represent around 40% of the divisional total, remained resilient overall, albeit with some delays in customer product implementations, and with end customer markets showing varying dynamics.

•

Recent acquisitions in the fraud prevention and digital identity segments, including ThreatMetrix and Emailage, have continued to grow very strongly, with the launch of products combining new data sets progressing as planned.

•

Full year outlook: The current underlying revenue growth run rate is slightly over half the rate seen in recent years, with the full year outcome dependent on the rate of improvement in business activity in the remainder of the year.

Legal

•	Underlying revenue growth YTD +1%.
•

Good growth in electronic revenues, which represent around 85% of the divisional total, continued, driven by further development and roll-out of legal analytics solutions and new integrated functionality including the recent Lexis+ launch.

•	The rate of print revenue decline has moderated following the disruption earlier in the year, but year to date remains higher than historical rates.
•	Full year outlook: We expect another year of modest underlying revenue growth.

Exhibitions

•	Total revenue decline YTD -70%.
•	The business has been significantly impacted by COVID-19 since March, with government restrictions preventing most events from taking place in Europe and the Americas before the end of the year.
•

Exhibitions are now running in China, Japan and a few other countries. Although revenue from most events is lower than from prior editions, satisfaction measures for both exhibitors and visitors are generally higher.

•	We have continued to develop and launch a range of new digital initiatives in support of our customers and event brands, and have made good progress on both hybrid and digital-only events.
•

Full year outlook: We now expect full year revenue of £330m-£360m. After a range of cost initiatives, total costs for the year are expected to be £530m-£540m excluding one-off costs related to restructuring and cancellations.

Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling, and timing effects. Given the extent of event postponements and cancellations, underlying measures are not meaningful for Exhibitions in the current period, and hence not for the group as a whole. The growth rate for Exhibitions is calculated at constant currencies

-ENDS-

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

Disclaimer regarding forward-looking statements

This announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of

RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward-looking statement. We consider any statements that are not historical facts to be “forward-looking statements”. The terms “outlook”, “estimate”, “forecast”, “project”, “plan”, “intend”, “expect”,

“should”, “will”, “believe”, “trends” and similar expressions may indicate a forward-looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward-looking statements include, among others: current and future economic,

political and market forces; the impact of the COVID-19 pandemic as well as other pandemics or epidemics; changes in law and legal interpretations affecting

RELX intellectual property rights and internet communications; regulatory and other changes regarding the collection, transfer or use of third-party content and data; changes in the payment model for our products; demand for RELX products and services and competitive factors in the industries in which RELX operates; ability to realise the future anticipated benefits of acquisitions; significant failure or interruption of our systems; exhibitors’ and attendees’ ability and desire to attend face-to-face events and availability of event venues; compromises of our data security systems or other unauthorised access to our databases; legislative, fiscal, tax and regulatory developments and political risks; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs more than 33,000 people of whom almost half are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £32bn/€35bn/$42bn.